FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 001-12440

ENERSIS AMÉRICAS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76,

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                 No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): N/A

Important Information For Investors and Shareholders

This communication relates to a proposed merger between Enersis Américas S.A. (“Enersis Américas”) and Endesa Américas S.A. (“Endesa Américas”).  In connection with the proposed merger, Enersis Américas and Endesa Américas have distributed a joint information statement/prospectus containing information about the proposed merger to their respective shareholders and holders of American Depositary Shares (ADSs).  The joint information statement/prospectus is included in the registration statement on Form F-4 (Registration No. 333-211405) filed with the Securities and Exchange Commission (the “SEC”).  Shareholders and ADS holders of Enersis Américas and Endesa Américas are urged to read the joint information statement/prospectus and other documents filed with the SEC carefully and in their entirety because they contain important information about Enersis Américas, Endesa Américas and the proposed merger.

Investors and security holders may obtain free copies of the prospectus/information statement and other documents filed with the SEC by Enersis Américas and Endesa Américas on the SEC’s website at www.sec.gov. Copies of the prospectus/information statement and the other documents filed with the SEC by Enersis Américas are also available free of charge on the Enersis Américas Investor Relations website at www.enersisamericas.cl or by contacting Enersis Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir@enersis.cl. Copies of the prospectus/information statement and the other documents filed with the SEC by Endesa Américas are available free of charge on the Endesa Américas Investor Relations website at www.endesaamericas.cl or by contacting Endesa Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir@endesa.cl.

CPAM: 11050134.1

SIGNIFICANT EVENT

Enersis Américas S.A.

Securities Registry Registration N° 175

Santiago, November 24, 2016

Ger. Gen. N° 79/2016

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Alameda Bernardo O’Higgins No. 1449

Present.

Ref.: Significant Event

Dear Sir:

Pursuant to the provisions of articles 9 and 10, paragraph two, of Securities Market Law No. 18,045, and to the provisions of General Norm No. 30 and Circular No. 660 of 1986, of the Superintendence, and exercising the powers conferred upon me, I inform you by Significant Event that today, the Board of Directors of Enersis Américas S.A. (“Enersis Américas” or the “Company”), given that the merger by absorption of Chilectra Américas S.A. (“Chilectra Américas”) and Endesa Américas S.A. (“Endesa Américas”) into Enersis Américas will be effective on December 1, 2016; and having been informed by Chilectra Américas by means of a Significant Event dated November 4, 2016, that the Board of Directors of said company approved a modification to its Dividend Policy for the 2016 Fiscal Year in light of said merger and subsequent dissolution, eliminating the distribution of the provisional dividends originally contemplated; and having been informed by Endesa Américas by means of a Significant Event dated November 23, 2016, that due to the merger and dissolution of Endesa Américas as reported by its Board of Directors, the Dividend Policy for the 2016 Fiscal Year would not be implemented; has resolved to declare, unanimously by its members, that it is the intention of the Board of Directors of Enersis Américas – that as of the date of the merger will be renamed Enel Américas S.A. –, to maintain its current Dividend Policy for the 2016 Fiscal Year and, in this manner, distribute after the effective date of the merger a provisional dividend to all shareholders of the Company and maintain the proposed final dividend already contemplated.

In accordance with the above, the Board of Directors agreed, unanimously by its members, to the payment of a Provisional Dividend of $ 0.94664 per share, charged against the 2016 financial year, to be paid as of January 27, 2017. Said amount corresponds to 15% of Enersis Americas’ net profits as of September 30, 2016, based on the Company’s Financial Statements as of that date. Pursuant to the provisions of Circular No. 660 of 1986, of the Superintendence, we send to you, Form No. 1, which provides relevant information regarding the agreed provisional interim dividend.

CPAM: 11050134.1

Cordially,

/s/ Luca D’Agnese

Luca D’Agnese

Chief Executive Officer

c.c.      National Economic Prosecutor's Office

Central Bank of Chile

Santiago Stock Exchange

Chilean Electronic Stock Exchange

Valparaíso Stock Exchange

Banco Santander Santiago – Bondholders Representatives

Central Securities Depositary

Risk Classification Commission

CPAM: 11050134.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS AMÉRICAS S.A.

By:	/s/ Luca D’Agnese
Name: Luca D’Agnese Title: Chief Executive Officer

Dated: November 25, 2016